Filed by the J.M. Smucker Company

Commission File No. 333-114216

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: International Multifoods Corporation

Commission File No. 001-06699

This document is being filed pursuant to Rule under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934.

Fourth Quarter Fiscal Year 2004

Conference Call Script FINAL 6-16-04

OPERATOR:

Good morning and welcome ladies and gentlemen to The J. M. Smucker Company’s fourth quarter and fiscal year 2004 earnings conference call. At this time I would like to inform you that this conference is being recorded and that all participants are in a “listen only” mode.

At the request of the company, we will open the conference up for questions and answers after the presentation.

I will now turn the conference call over to Mr. Mark Belgya. Please go ahead sir.

MARK BELGYA:

Good morning everyone and welcome to The J. M. Smucker Company’s fourth quarter and fiscal year 2004 earnings conference call. I am Mark Belgya, the Company’s vice president and treasurer. Thank you for joining us.

On the call this morning from the Smucker Company are:

•	Tim Smucker, chairman and co-CEO;

•	Richard Smucker, president, co-CEO and chief financial officer;

•	Vince Byrd, senior vice president, consumer market;

•	Fred Duncan, senior vice president – special markets; and

Fourth Quarter Fiscal Year 2004

Conference Call Script FINAL 6-16-04

•	Steve Oakland, vice president and general manager, consumer oils.

After this brief introduction, I will turn the call over to Tim Smucker for opening comments and an update of certain key initiatives. Richard Smucker will then recap the quarter and discuss the outlook for fiscal 2005. At the conclusion of these comments, we will be available to answer your questions.

If you have not seen our press release, it is available on our web site at www.smuckers.com. If you have any follow-up questions after today’s call, please feel free to contact Richard or me.

Before we begin, I would like to remind you that certain statements in this presentation and during the question and answer period that follows may relate to future events and expectations, and as such, constitute forward-looking statements within the meaning of the Private Securities Legislation Reform Act of 1995. I invite you to read the full disclosure statement concerning such forward-looking statements in the press release.

With that, I’ll turn the call over to Tim.

Fourth Quarter Fiscal Year 2004

Conference Call Script FINAL 6-16-04

TIM SMUCKER:

Good morning everyone and thank you for joining us. Today marks a special day for The J. M. Smucker Company as we hold our shareholder’s meeting to approve the acquisition of International Multifoods. This acquisition is another step in fulfilling our strategic vision to own and market leading North American, icon food brands sold in the center of the store.

We are enthusiastic about the prospect of adding such fine brands as Pillsbury, Martha White, Hungry Jack, Robin Hood, Bick’s and Pet to the Smucker Company. These brands are complementary to our own, expand the retail sales categories in which we participate from $3 billion to $6.5 billion and add significantly to our existing market presence in the U.S. and Canada.

In addition to broadening our portfolio of brands, this acquisition also supports our long-term strategic growth goals for both sales and earnings. As we have demonstrated with the Jif and Crisco brands, we were able to build on the acquired sales by investing behind the brands to increase share and by developing new products. We expect to do the same with the Multifoods’ brands.

Fourth Quarter Fiscal Year 2004

Conference Call Script FINAL 6-16-04

2004 marked another record year for the Smucker Company. Looking first at strategic initiatives over the past year:

•	We have provided the Smucker’s, Jif and Crisco brands additional marketing support and leveraged our supply network, resulting in market share gains for each brand.

•	We made significant progress in achieving our cost savings associated with our Supply Chain Optimization Program, or SCOP, resulting from the rationalization of three plants and nearly one-third of our SKUs.

•	We introduced our Smucker Quality Management Systems program to apply best practices across our plants.

•	We continued to expand distribution of Smucker’s Uncrustables, the Company’s most successful new product. To support its expected growth, we completed construction on our Scottsville facility—the largest capital investment in our history.

•	We restructured our international business, selling Henry Jones Foods, our Australian subsidiary, and cutting back our operations in Europe in support of our North American strategic focus.

•	We continued to rationalize non-strategic, low-margin or nonbranded businesses.

•	And of course we announced the acquisition of Multifoods.

Fourth Quarter Fiscal Year 2004

Conference Call Script FINAL 6-16-04

Each one of these actions strengthens our platform for long-term growth. Many of these initiatives are continuing and will be implemented as we integrate the Multifoods’ operations providing even more improvements and a more focused company.

In addition to these major activities, a highlight for the year was the recognition by FORTUNE Magazine as the top place to work in America, an honor that reflects the “People” basic belief and the dedicated employees we have as part of the Smucker Company.

Specifically, all three of our primary brands experienced strong performance during 2004. Sales of Smucker’s branded products increased 12 percent as we increased our share-of-market in the fruit spreads and natural peanut butter categories. Fruit spreads sales were up 9 percent in 2004, adding two share points. Our share in this category once again achieved new record levels, and now exceeds 43 percent. Natural peanut butter, under the Smucker’s, Adams, and Laura Scudder’s brands, continued its trend, growing by over 10 percent.

Uncrustables also contributed to the growth of the Smucker’s brand in both the retail and foodservice business areas. During 2004, we completed the rollout of Uncrustables into national distribution. As a result of the overwhelming acceptance of the product, we did experience some capacity constraints during the year, as we have

Fourth Quarter Fiscal Year 2004

Conference Call Script FINAL 6-16-04

previously discussed. We worked diligently to manage the situation and are pleased to report that sales were approximately $50 million in 2004, meeting our target for the year.

Our new Uncrustables plant in Scottsville, Kentucky came on-line in May. We are currently in the process of ramping up production. With additional capacity, we will resume support of Uncrustables with significant promotional and marketing activities as we enter the important back-to-school period.

The return on our investment in the Jif brand has exceeded expectations. For the year, Jif sales grew by 6 percent and the brand achieved a record 36 percent share of market. When combined with our growing natural peanut butter brands, our overall share of the peanut butter category is also 43 percent. Recently, we completed a major capital addition by adding a new roaster to our Lexington facility. This provides additional capacity to support the continuing growth of the Jif peanut butter products.

Crisco sales for the year were up 4 percent, primarily on gains in the industrial market and additions from new products. Crisco regained its position as the category innovator in 2004 with the launch of shortening with zero grams of trans-fat per serving, a new olive oil spray, and 100% corn oil. The consumer response to these new products has been positive. In addition to investing in new products,

Fourth Quarter Fiscal Year 2004

Conference Call Script FINAL 6-16-04

we increased advertising behind the brand, including a new television campaign. The “Fall Bake” period was supported with the first integrated consumer and trade promotion plan in several years and the results were strong, exceeding expectations.

The performance of our new products and the response to our increased advertising provides further support to our belief that there are significant growth opportunities for the brand. During 2005, we will become more prominent in the baking aisle and expect to begin the process of leveraging the Crisco brand with Pillsbury, Robin Hood and Martha White.

Our biggest event of 2004, of course, was the announcement of our agreement to purchase International Multifoods. Since then, we have invested a great deal of time on integration and have learned much about the brands, the businesses, and the people. We appreciate the hard work from the employees of both companies and would like to compliment the Multifoods employees on their dedication and support.

Now I’d like to turn the call over to Richard to review the financial results.

Fourth Quarter Fiscal Year 2004

Conference Call Script FINAL 6-16-04

RICHARD SMUCKER:

Thank you Tim and good morning everyone. As Tim mentioned, we had a record year in 2004. Sales on a comparable basis were up 7 percent and GAAP earnings were up 9 percent. As noted in our press release, excluding these charges in both years, we exceeded First Call’s estimate of $2.40 by $0.02. Smucker’s, Jif and Crisco all gained share for the year and we made significant progress on the many initiatives we have in place. We look forward to closing the Multifoods acquisition, bringing the new brands into the Smucker Company and adding to our growth platform.

In the fourth quarter, sales were $325 million. Sales increased in the consumer, beverage, foodservice and industrial areas. The very competitive market in consumer oils that we noted in our last conference call, led to sales the expected sales declines for Crisco. In addition sales in the industrial area decreased. Sales for the quarter increased slightly excluding the industrial area.

Net income was $22.2 million, a slight decline from last year’s net income of $23.2 million. Earnings per share for the quarter were $0.44 compared to $0.46 last year. As noted in our press release, excluding the charges in 2004 and 2003, we exceeded First Call’s estimate of $0.52 per share by $0.02.

Fourth Quarter Fiscal Year 2004

Conference Call Script FINAL 6-16-04

BUSINESS LINE RESULTS

Let us now take a look at the results of the quarter by our two business segments.

Sales in our U. S. Retail segment were $218.1 million, compared to $222.4 million last year. In the consumer business area, sales were up over 5 percent for the quarter. Sales of Smucker’s branded products were up nearly 9 percent due to strong performance in the toppings category and continued gains in fruit spreads and natural peanut butter. Uncrustables also contributed to the increase in Smucker’s sales. Jif sales for the quarter were up 5 percent.

Crisco sales were down 19 percent in the quarter. As we previously stated, we expected a very competitive market in the fourth quarter. As we have stated, there will be fluctuations from quarter to quarter. Our goal is long-term profitable brand building. The performance of our new products and those in development combined with our increased marketing support continue to provide growth opportunities for the brand. The addition of the Multifoods’ brands will provide opportunities in the baking aisle for leveraging our expanded presence there.

Sales in the special markets segment were $107.3 million, flat compared to last year. Sales in both the beverage and foodservice

Fourth Quarter Fiscal Year 2004

Conference Call Script FINAL 6-16-04

businesses increased for the quarter. Favorable exchange rates added approximately $4 million in sales.

The segment’s results were negatively impacted by performance in our industrial business. Approximately 60 percent of the decline was from the planned exit of certain contracts, with the remainder of the decline due to soft sales in the bakery fruit filling ingredients category. Excluding the industrial business, special markets sales would have been up over 7 percent.

FY 2005 OUTLOOK

Now let me comment on 2005. We remain committed to increasing our earnings per share by our stated long term annualized growth goal of 8 percent which equates to an earnings growth rate for 2005 of approximately 24 percent. The additional 8 million shares to be issued for the Multifoods acquisition account for the difference in growth rates.

The following factors are included in our assumptions:

•	First, we expect to maintain our strategic annualized sales growth rate of 4 percent, excluding acquisitions, on existing Smucker business.

•	Second, we have conducted a thorough review of the synergy opportunities related to the Multifoods acquisition. At the time of the original announcement, we estimated a range of $40-

Fourth Quarter Fiscal Year 2004

Conference Call Script FINAL 6-16-04

$60 million in savings to be achieved over a three year period. We have spent significant time confirming these estimates and further developing the organization to take the Multifoods business forward.

We would expect to realize approximately one-third of the total in 2005, which of course will only contain 10 months of activity. In addition, we will reinvest most of the savings in the first year as we plan to reinvigorate these icon brands. We followed this strategy with Jif and Crisco, and firmly believe there are great opportunities to co-promote these brands with our existing brands.

We see the savings categorized into three areas: G&A, supply chain, and marketing and selling efficiencies. Some specific activities are the closing of the Minnetonka headquarters, consolidating our broker network in the U.S. and Canada, and driving savings in the North American supply chain.

•	Third, as we prepare to integrate Multifoods, we are reviewing their U.S. foodservice business and evaluating strategic alternatives. As a result, this business will continue to operate on a standalone basis.
•	Fourth, we will have an accounting change with the sale of Henry Jones Foods. Henry Jones will be restated as a discontinued operation. Sales from continuing operations will

Fourth Quarter Fiscal Year 2004

Conference Call Script FINAL 6-16-04

be restated from $1,417.0 million to $1,380.1 million and earnings from continuing operations will be restated from $2.21 to $2.17 per share. For fiscal 2005, HJF’s financial results, including a $0.10 per share gain on the sale, will be reported as part of discontinued operations.

•	Fifth, during 2005 we will complete the plan to exit certain contracts in our industrial business area that began over two years ago. We anticipate an additional reduction in sales of about $12 million in 2005 which would bring the total business eliminated to over $50 million.
•	Sixth, interest expense will increase significantly in 2005 from historical levels. We expect interest expense of approximately $26 million in 2005. Our new capital structure after the close will include debt of approximately $535 million.
•	And finally, the number of fully diluted shares used to calculate earnings per share will be approximately 58 million taking into account an estimated 8 million new shares expected to be issued as part of the Multifoods acquisition. The share count will be slightly lower in the first quarter since the additional shares will only be included for half the period.

We view the 8 percent growth on an operating basis, so all restructuring, merger and integration costs and any other gains on asset sales, such as the $.02 gain on the sale of the Watsonville plant would be excluded. The earnings for 2004 would exclude the $0.04 from Henry Jones which will be restated out. As a result, our base operating earnings for 2004 would be $2.36 per share.

Included in our GAAP earnings will be merger and integration costs related to the Multifoods’ acquisition of $20 million or $0.20 per share. Also included are the remaining restructuring charges of $3 million or $0.03 per share.

For cash flow purposes, we have included the following assumptions:

•	Capital expenditures of $80-$85 million, with approximately $25 million related to Multifoods;
•	Merger related costs of nearly $90 million, with approximately $20 million of the total to be charged to earnings over 12-18 months and the remainder to be capitalized as a component of goodwill;
•	Depreciation and amortization of about $70 million;
•	Additional pension contributions of $16 million; and
•	Cash savings of $7 million from the use of net operating loss carryforwards added as part of the Multifoods acquisition.

CLOSING

In closing, I want to recognize the entire Smucker team for a very successful 2004 and at the same time welcome the Multifoods’ employees to the Smucker Company. We are fortunate to have

Fourth Quarter Fiscal Year 2004

Conference Call Script FINAL 6-16-04

talented and dedicated employees who continue to be responsible for turning our opportunities into strong financial performance. We are on track for another year of record financial results. We look forward to continuing the momentum we have created; strengthening our leadership positions; and improving our cost structure.

We thank you for your time and now will be happy to answer your questions.

OPERATOR:

Thank you gentlemen. The question and answer session will begin at this time. If you are using a speakerphone, please pick up the handset before pressing any numbers. Should you have a question, please press *1 on your push button telephone. If you wish to withdraw your question, please press *2. Your question will be taken in the order that it is received. Please stand by for the first question. Our first question comes from             of             . Please state your question Sir/Ma’am.

QUESTION AND ANSWER PERIOD

OPERATOR:

Gentlemen, I will now turn the conference call back to you to conclude.

Fourth Quarter Fiscal Year 2004

Conference Call Script FINAL 6-16-04

TIM SMUCKER:

Again, thank you for your time and interest in participating in our conference call this morning. Have a great day.

OPERATOR:

Ladies and Gentlemen, if you wish to access the rebroadcast after this live call you may do so by dialing 1-800-428-6051 or 1-973-709-2089 with a pass code of 356719. This concludes our conference call for today. Thank you all for participating and have a nice day. All parties may now disconnect.

Forward-Looking Statements

This document contains certain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially. Uncertainties that could affect actual results include, but are not limited to, timing of the closing of the proposed merger and other factors affecting share prices and capital markets generally. Other risks and uncertainties that may materially affect the Company are detailed from time to time in the respective reports filed by the Company with the Securities and Exchange Commission (“SEC”), including Forms 10-Q, 10-K, and 8-K.

Securities Law Legends

The J. M. Smucker Company has filed with the SEC a joint proxy statement-prospectus and other relevant documents concerning the proposed merger transaction. Investors are urged to read the joint proxy statement-prospectus and other relevant documents filed with the SEC because they contain important information about the proposed transaction. Investors will be able to obtain free copies of the documents filed with the Commission at the website maintained by the SEC at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by The J. M. Smucker Company by requesting them in writing from The J. M. Smucker Company, One Strawberry Lane, Orrville, Ohio 44667, Attention: Shareholder Relations, or by telephone at 330-682-3000.